UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

For Immediate Release:	July 31, 2008

Consolidated Financial Statements for the First Quarter of Fiscal 2008
<under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)
Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Terunobu Maeda	Filing of Shihanki Hokokusho (scheduled):	August 14, 2008
	Title:	President & CEO	Trading Accounts:	Established
For Inquiry:	Name:	Mamoru Kishida
	Title:	General Manager, Accounting
	Phone:	81-3-5224-2030

Amounts less than one million yen and one decimal place are rounded down.

1. Financial Highlights for the First Quarter of Fiscal 2008 (for the three months ended June 30, 2008)

(1) Consolidated Results of Operations

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1Q F2008	957,374	(—)	83,798	(—)	132,987	(—)
1Q F2007	1,052,748	22.6	166,737	(33.6)	116,468	(49.5)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1Q F2008	11,674.14	9,865.87
1Q F2007	10,034.23	9,161.11

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
1Q F2008	154,752,717	5,327,619	2.5	258,608.90
Fiscal 2007	154,412,105	5,694,159	2.5	254,722.01

Reference: Own Capital:            As of June 30, 2008 ¥3,926,398 million,            As of March 31, 2008 ¥3,902,114 million

Note: Own Capital Ratio is calculated as follows: (Total Net Assets - Minority Interests) / Total Assets × 100

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Fiscal 2007	—	—	—	10,000.00	10,000.00
Fiscal 2008	—				10,000.00
Fiscal 2008 (estimate)		—	—	10,000.00	10,000.00

Note 1:	Revision of estimates for cash dividends for shareholders of common stock during this quarter: No
Note 2:	Please refer to p. 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2008 (for the fiscal year ending March 31, 2009)

	(%: Changes from corresponding period of previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥
2Q Fiscal 2008 (Accumulated period)	2,100,000	(6.9)	270,000	(32.3)	250,000	(23.5)	21,945.86

Fiscal 2008	4,300,000	(4.9)	690,000	73.7	560,000	79.9	47,405.21

Note 1:	Revision of the earnings estimates during this quarter: Yes
The revision of Ordinary Profits is the only revision during this quarter.
Note 2:	The number of shares of common stock used in calculating the above Net Income per Share of Common Stock is based on the number of outstanding shares of common stock as of March 31, 2008. It does not take into account the eventuality of a decrease in the number of shares of common stock as a result of the repurchase of own shares (common shares) announced on July 24, 2008 or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock or any other factors.

1-1

Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation): No

(2)	Adoption of Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: Yes

Please refer to [Qualitative Information and Financial Statements] 4. Others on page 1-5 for details.

(3)	Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

(to be described in the changes of fundamental and important matters for the preparation of Quarterly Consolidated Financial Statements)

(a)	Changes due to revisions of accounting standards, etc.: Yes

(b)	Changes other than (a) above: Yes

Please refer to [Qualitative Information and Financial Statements] 4. Others on page 1-5 for details.

(4)	Issued Shares of Common Stock

(a)	Period-end issued shares (includes treasury stock): As of June 30, 2008 11,396,254 shares, As of March 31, 2008 11,396,254 shares

(b)	Period-end treasury stock: As of June 30, 2008 4,656 shares, As of March 31, 2008 4,585 shares

(c)	Average outstanding shares : 1Q Fiscal 2008 11,391,639 shares, 1Q Fiscal 2007 11,607,100 shares

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No.14). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Quarterly Consolidated Financial Statement.”

1-2

Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock is as follows:

	Cash Dividends per Share
(Record Date)	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Annual
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2007	—	—	—	20,000.00	20,000.00
Fiscal 2008	—				20,000.00
Fiscal 2008 (estimate)		—	—	20,000.00	20,000.00
Thirteenth Series Class XIII Preferred Stock
Fiscal 2007	—	—	—	30,000.00	30,000.00
Fiscal 2008	—				30,000.00
Fiscal 2008 (estimate)		—	—	30,000.00	30,000.00

* As for 2. Cash Dividends for Shareholders of Common Stock

As a result of Abolishment of the Fractional Share System and Lowering of the Minimum Investment Amount announced on May 15, 2008, if we conduct the allotment of shares or fractions of a share without consideration that will be effective on January 4, 2009, after such allotment, the year-end cash dividend per share of common stock will be ¥10, the cash dividend per share for the Eleventh Series Class XI Preferred Stock will be ¥20, and the cash dividend per share for the Thirteenth Series Class XIII Preferred Stock will be ¥30.

— Notes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

Reference:	For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured”.

The examples of English account names, which are different in our financial statements and XBRL, include:

	Mizuho:	Reserves for Possible Losses on Loans	XBRL:	Allowance for loan losses
	Mizuho:	Common Stock and Preferred Stock	XBRL:	Capital Stock
	Mizuho:	Net Unrealized Gains on Other Securities, net of Taxes	XBRL:	Valuation difference on available-for-sale securities
	Mizuho:	Other Operating Income (Expenses)	XBRL:	Other ordinary income (expenses)
	Mizuho:	Other Ordinary Income (Expenses)	XBRL:	Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to changes in the future.

1-3

Mizuho Financial Group, Inc.

QUALITATIVE INFORMATION AND FINANCIAL STATEMENTS

(Please refer to Summary Results for the First Quarter of Fiscal 2008 on page 2-1 for more information)

1. Qualitative Information related to the Consolidated Results of Operations

Looking back over the global economic climate, in addition to clear signs of a stagnating U.S. economy arising from the subprime loan problem which has spread throughout the global economy, business sentiment has worsened in Europe and an economic downturn in certain regions in Asia has also intensified. In addition, concerns persist over the liquidity risk of securitized instruments due to subprime loan problems, resulting in a protracted dislocation in the international financial and capital markets.

As for the Japanese economy, the soaring prices of crude oil and raw materials are causing corporate earnings to deteriorate significantly and the higher prices are stagnating personal consumption resulting in the increase of the risk of an economic downside.

We believe financial institutions must strengthen further their system of internal controls in response to global concerns over the economic slowdown and dislocation in the financial and capital markets, especially at a time when financial deregulation is being promoted, together with a broadening of the scope of services that may be offered. In this changing economic environment, it has become even more important for Mizuho Financial Group to secure a competitive edge over our rivals and further strengthen profitability while continuing to enhance corporate governance such as risk management.

Reflecting the above economic environment, Net Income for the First Quarter of Fiscal 2008 amounted to ¥132.9 billion.

2. Qualitative information related to the consolidated financial conditions

Consolidated total assets as of June 30, 2008 amounted to ¥154,752.7 billion, increasing by ¥340.6 billion from the end of the previous fiscal year. Net Assets amounted to ¥5,327.6 billion, decreasing by ¥366.5 billion from the end of the previous fiscal year. Shareholders’ Equity amounted to ¥3,425.2 billion, Valuation and Translation Adjustments amounted to ¥501.1 billion, and Minority Interests amounted to ¥1,401.2 billion.

In Assets, the balance of Loans and Bills Discounted amounted to ¥67,263.2 billion, increasing by ¥1,654.4 billion from the end of the previous fiscal year while Securities were ¥33,521.1 billion, decreasing by ¥437.4 billion from the end of the previous fiscal year. In Liabilities, Deposits amounted to ¥77,013.4 billion, increasing by ¥838.0 billion from the end of the previous fiscal year.

3. Qualitative Information related to the Consolidated Earnings Estimates

Based on the financial results for the first quarter of fiscal 2008, MHFG hereby revises its consolidated earnings estimates of Ordinary Profits for fiscal 2008, which were announced on May 15, 2008, and estimates Ordinary Profits of ¥270.0 billion for the first half of fiscal 2008 (a decrease of ¥80.0 billion from the May 2008 estimate) and ¥690.0 billion for fiscal 2008 (a decrease of ¥80.0 billion from the May 2008 estimate). There is no revision of earnings estimates of Ordinary Income and Net Income.

The above estimates constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Please see the “forward-looking statements” legend on page 1-2 for a description of the factors that could affect our ability to meet these estimates.

1-4

Mizuho Financial Group, Inc.

4. Others

(1)	Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in scope of consolidation)

None

(2)	Adopted Simplified Accounting Methods and Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements

(Simplified Accounting Method)

1. Depreciation

As for tangible fixed assets that are depreciated by the declining-balance method, the depreciation expense is computed by the proportional distribution of the depreciation expense for the fiscal year.

2. Reserves for Possible losses on Loans

For the claims mentioned below, reserves for possible losses on loans are maintained at the estimated rate of losses for fiscal 2007.

(a) The claims other than the claims extended to “Bankrupt Obligors” and “Substantially Bankrupt Obligors.”

(b) The claims other than the claims extended to “Intensive Control Obligor” for which reserves are provided for the losses estimated for each individual loan.

(Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements)

None

(3) Changes of Accounting Methods and Presentation of Quarterly Consolidated Financial Statements

Adoption of Accounting Standard for Quarterly Consolidated Financial Statements

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No.14). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Quarterly Consolidated Financial Statement.”

Accounting Standard for Lease Transactions

As “Accounting Standard for Lease Transactions”(ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions,” (ASBJ Guidance No.16) can be applied from the quarter beginning April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with the first quarter of fiscal 2008.

Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounted for them as normal trade transactions, including the transactions that started before the end of fiscal 2007.

Depreciation of lease assets is computed by the declining-balance method and the lease contract period is mainly set as the term of useful life.

The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses.

This change increases Tangible Fixed Assets by ¥10,460 million, Intangible Fixed Assets by ¥1,036 million, Other Liabilities by ¥21,752 million, Extraordinary Losses by ¥10,954 million, and decreases Income before Income Taxes and Minority Interests by ¥10,254 million.

1-5

Mizuho Financial Group, Inc.

5. QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2008	As of March 31, 2008 (Selected items)
Assets
Cash and Due from Banks	¥4,388,381	¥3,483,802
Call Loans and Bills Purchased	530,032	248,728
Receivables under Resale Agreements	8,762,231	7,233,199
Guarantee Deposits Paid under Securities Borrowing Transactions	8,444,753	9,069,138
Other Debt Purchased	3,197,739	3,388,461
Trading Assets	12,274,159	13,856,237
Money Held in Trust	45,745	32,827
Securities	33,521,127	33,958,537
Loans and Bills Discounted	67,263,204	65,608,705
Foreign Exchange Assets	882,250	803,141
Other Assets	9,316,937	10,984,529
Tangible Fixed Assets	808,479	802,692
Intangible Fixed Assets	292,275	284,825
Deferred Tax Assets	629,827	607,920
Customers’ Liabilities for Acceptances and Guarantees	5,046,849	4,733,852
Reserves for Possible Losses on Loans	(651,222)	(684,465)
Reserve for Possible Losses on Investments	(54)	(30)

Total Assets	¥154,752,717	¥154,412,105

Liabilities
Deposits	¥77,013,408	¥76,175,319
Negotiable Certificates of Deposit	10,279,556	10,088,721
Debentures	2,946,167	3,159,443
Call Money and Bills Sold	7,509,432	6,693,712
Payables under Repurchase Agreements	13,144,996	11,511,019
Guarantee Deposits Received under Securities Lending Transactions	6,724,038	6,927,740
Commercial Paper	30,000	30,000
Trading Liabilities	7,310,449	8,313,072
Borrowed Money	4,759,245	4,818,895
Foreign Exchange Liabilities	170,934	222,652
Short-term Bonds	695,384	787,784
Bonds and Notes	4,264,204	4,052,189
Due to Trust Accounts	1,229,685	1,119,946
Other Liabilities	8,058,335	9,795,054
Reserve for Bonus Payments	8,724	43,375
Reserve for Employee Retirement Benefits	36,470	36,019
Reserve for Director and Corporate Auditor Retirement Benefits	1,664	7,057
Reserve for Possible Losses on Sales of Loans	45,646	50,895
Reserve for Contingencies	16,726	14,095
Reserve for Frequent Users Services	9,058	8,349
Reserve for Reimbursement of Deposits	8,701	9,614
Reserves under Special Laws	1,750	2,680
Deferred Tax Liabilities	8,907	11,354
Deferred Tax Liabilities for Revaluation Reserve for Land	104,756	105,096
Acceptances and Guarantees	5,046,849	4,733,852

Total Liabilities	149,425,097	148,717,945

Net Assets
Common Stock and Preferred Stock	1,540,965	1,540,965
Capital Surplus	411,093	411,093
Retained Earnings	1,475,682	1,476,129
Treasury Stock	(2,540)	(2,507)

Total Shareholders’ Equity	3,425,200	3,425,680

Net Unrealized Gains on Other Securities, net of Taxes	497,361	401,375
Net Deferred Hedge Losses, net of Taxes	(73,126)	5,985
Revaluation Reserve for Land, net of Taxes	147,018	147,467
Foreign Currency Translation Adjustments	(70,054)	(78,394)

Total Valuation and Translation Adjustments	501,197	476,434

Minority Interests	1,401,220	1,792,045

Total Net Assets	5,327,619	5,694,159

Total Liabilities and Net Assets	¥154,752,717	¥154,412,105

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENT OF INCOME

Millions of yen
For the three months ended June 30, 2008
Ordinary Income	¥957,374
Interest Income	606,843
Interest on Loans and Bills Discounted	367,330
Interest and Dividends on Securities	120,977
Fiduciary Income	13,002
Fee and Commission Income	114,577
Trading Income	59,306
Other Operating Income	109,974
Other Ordinary Income	53,668

Ordinary Expenses	873,576
Interest Expenses	353,370
Interest on Deposits	119,691
Interest on Debentures	4,800
Fee and Commission Expenses	26,028
Trading Expenses	76,774
Other Operating Expenses	23,644
General and Administrative Expenses	296,473
Other Ordinary Expenses	97,285

Ordinary Profits	83,798

Extraordinary Gains	32,936

Extraordinary Losses	11,504

Income before Income Taxes and Minority Interests	105,230

Income Taxes:
Current	4,312
Deferred	(41,109)

Minority Interests in Net Income	9,039

Net Income	¥132,987

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

Beginning with fiscal 2008, MHFG has adopted “Accounting Standard for Quarterly Financial Reporting” (ASBJ Statement No.12) and “Guidance on Accounting Standard for Quarterly Reporting” (ASBJ Guideline No. 14). MHFG prepared quarterly consolidated financial statements in conformity with “Regulation for Quarterly Consolidated Financial Statements.”

(3) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(4) SEGMENT INFORMATION BY TYPE OF BUSINESS

Segment Information by Type of Business

For the three months ended June 30, 2008

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	740,898	186,134	30,341	957,374	—	957,374
(2) Inter-segment Ordinary Income	14,994	20,174	26,800	61,969	(61,969)	—

Total	755,893	206,309	57,141	1,019,343	(61,969)	957,374

Ordinary Profits (Losses)	88,795	(1,468)	4,406	91,733	(7,935)	83,798

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and other

(5) NOTE FOR SIGNIFICANT CHANGES IN THE AMOUNT OF SHAREHOLDERS’ EQUITY

There is no applicable information.

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Mizuho Financial Group, Inc.

(6) Subsequent events

(Issuance of “Non-dilutive” Preferred Securities)

MHFG’s Board of Directors, at the meeting held on May 15, 2008, resolved to establish an overseas special purpose subsidiary, Mizuho Capital Investment (JPY) 3 Limited in the Cayman Islands (“Cayman SPC”), the voting rights of which are wholly owned by MHFG, and to issue preferred securities (“Preferred Securities”). It has determined the terms of the preferred securities on July 4, 2008 as described below.

(a)Type of security:	Japanese Yen denominated Non-cumulative Perpetual Preferred Securities (Not convertible into common stock of MHFG)

(b)Aggregate issue amount:	303.0 billion Japanese Yen (Series A - 249.5 billion Japanese Yen, Series B - 53.5 billion Japanese Yen)

(c)Dividend rate:	Series A:

3.85% per annum (fixed dividend rate until June 2019)
Floating dividend rate after June 2019 (with step-up)

Series B:

4.26% per annum (fixed dividend rate until June 2019)
Floating dividend rate after June 2019 (Non step-up)

(d)Payment date:	July 11, 2008

(e)The proceeds from the issuance are ultimately provided to the banking subsidiaries as perpetual subordinated loans and will be incorporated into “Tier 1 Capital” which is used in calculating the “Capital Adequacy Ratio” subject to the necessary submissions based on the related legislation.

(Repurchase of Own Shares)

MHFG has completed the repurchase (pursuant to Article 165 and Article 156 of the Company Law) of its common shares that its Board of Directors resolved to conduct at a meeting held on May 15, 2008 as described below. It plans to cancel all the common shares repurchased, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that it plans to issue in the future.

Contents of the Repurchase

(a)Types of shares repurchased:	Shares of common stock of Mizuho Financial Group, Inc.

(b)Aggregate number of shares repurchased:	283,500 shares

(c)Aggregate amount of repurchase:	149,990,515,000 yen

(d)Method of repurchase:	Purchased on the Tokyo Stock Exchange through a trust established for this purpose

(e)Period of Repurchase:	From July 7, to July 24, 2008

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Mizuho Financial Group, Inc.

(Reference)

CONSOLIDATED STATEMENT OF INCOME

Millions of yen
For the three months ended June 30, 2007
Ordinary Income	¥1,052,748
Interest Income	741,225
Interest on Loans and Bills Discounted	372,507
Interest and Dividends on Securities	161,146
Fiduciary Income	14,211
Fee and Commission Income	133,543
Trading Income	27,069
Other Operating Income	76,342
Other Ordinary Income	60,354

Ordinary Expenses	886,010
Interest Expenses	490,697
Interest on Deposits	155,217
Interest on Debentures	6,831
Fee and Commission Expenses	26,271
Trading Expenses	8,065
Other Operating Expenses	17,716
General and Administrative Expenses	275,265
Other Ordinary Expenses	67,995

Ordinary Profits	166,737

Extraordinary Gains	12,972

Extraordinary Losses	1,123

Income before Income Taxes and Minority Interests	178,586

Income Taxes:
Current	15,854
Deferred	17,976

Minority Interests in Net Income	28,288

Net Income	¥116,468

Note: Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

SEGMENT INFORMATION

Segment Information by Type of Business

For the three months ended June 30, 2007

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	820,185	198,652	33,910	1,052,748	—	1,052,748
(2) Inter-segment Ordinary Income	13,378	23,660	22,340	59,379	(59,379)	—

Total	833,564	222,312	56,251	1,112,127	(59,379)	1,052,748

Ordinary Profits	133,437	32,109	8,147	173,695	(6,957)	166,737

Notes:

1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.
2.	Major components of type of business are as follows:
(1)	Banking Business: banking and trust banking business
(2)	Securities Business: securities business
(3)	Other: investment advisory business and other

1-11

SELECTED FINANCIAL INFORMATION

For the First Quarter of Fiscal 2008

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc.(“MHFG”)

“NON”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

Pages
•SUMMARY RESULTS FOR THE FIRST QUARTER OF FISCAL 2008			2 - 1

•FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2008	See above Notes		Pages

1. Income Analysis	CON	NON	3 - 1

2. Unrealized Gains/Losses on Securities	CON	NON	3 - 3

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		3 - 5

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON	3 - 6

5. Status of Deposits and Loans	NON		3 - 8

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from U.S. subprime loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information-Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the First Quarter of Fiscal 2008

I. Summary of Income Analysis

•	Consolidated Net Business Profits (Apr.1-Jun.30, 2008)

•	Consolidated Gross Profits for the three months ended June 30, 2008 decreased on a year-on-year basis to JPY 423.8 billion. The decrease was mainly because, in Customer Groups of the banking subsidiaries, income from business with domestic corporate customers decreased against the backdrop of intensified competition among banks and other factors while income from business with individual customers and overseas customers increased and, at the securities subsidiaries, commission income and trading profits decreased due to stagnant stock market conditions and other factors.

•	In addition to the above, there was an increase in G&A expenses, particularly those associated with employee retirement benefits. As a result, Consolidated Net Business Profits amounted to JPY 127.0 billion, a decrease of JPY 39.1 billion on a year-on year basis.

•	Consolidated Net Income (Apr.1-Jun.30, 2008)

•	Despite the above factors and the impact of the continued global financial market dislocation stemming from the US subprime loan issues, Consolidated Net Income for the three months ended June 30, 2008 amounted to JPY 132.9 billion, an increase of JPY 16.5 billion on a year-on-year basis, mainly due to a decrease in Credit-related Costs, a part of which was realized through Extraordinary Gains, and recording of deferred tax benefits.

•	The total impact of the global market dislocation on our consolidated P&L in the first quarter of fiscal 2008 was a loss of approximately JPY 27.0 billion.

[Breakdown of the P&L impact of JPY 27.0 billion (including overseas subsidiaries)]

3 Banks

- Losses on sales of securitization products, etc.:	approx. JPY	-18.0 Bn
- Net gain on reversal of Reserve for Possible Losses on Sales of Loans*:	approx. JPY	4.0 Bn
- Losses from hedging by CDS:	approx. JPY	-1.0 Bn

Mizuho Securities

- Trading losses on securitization products:	approx. JPY	-11.0 Bn
(of which foreign currency denominated:	approx. JPY	-9.0 Bn	)

*	Separately recorded approximately JPY 20.0 billion of Credit-related Costs in the first quarter due to downgrading of some of the obligors to the classification for Intensive Control Obligors or below.

(Consolidated)

		1Q of FY2008 (Apr. 1 - Jun. 30, 2008)
			Change from 1Q of FY2007
	(JPY Bn)
Consolidated Gross Profits		423.8	-25.7
Consolidated Net Business Profits *[1]		127.0	-39.1
Credit-related Costs		-4.7	33.4
Net Gains related to Stocks		25.5	-22.1
Ordinary Profits		83.7	-82.9
Net Income		132.9	16.5

*1	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

		1Q of FY2008 (Apr. 1 -Jun. 30, 2008)
			Change from 1Q of FY2007
	(JPY Bn)
Gross Profits		341.5	-15.0
G&A Expenses (excluding Non-Recurring Losses)		-226.7	-10.9
Net Business Profits		114.7	-26.0
Credit-related Costs		-2.5	35.4
Net Gains related to Stocks		21.4	-23.2
Ordinary Profits		39.9	-72.7
Net Income		125.1	9.9

(Consolidated)

	1Q of FY2008 (Apr. 1 -Jun. 30, 2008)
		Change from 1Q of FY2007
EPS *[2] (JPY)	9,865	704
ROE *[3]	13.6%	4.0%

*2:	Fully diluted EPS: Diluted Net Income for 1Q per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*3:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <Beginning of 1Q> + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <End of 1Q>} /2 ] X 100

[** Net Income for 1Q of FY2008 (Apr.1-Jun.30, 2008) x 365 / 91]

2-1

II. Enhancement of Profitability

•	Net Interest Income

•	The average loan balance for the first quarter of fiscal 2008 increased mainly driven by an expansion of overseas lending.

•	In addition, the domestic loan-and-deposit rate margin for the same period slightly decreased by 0.01% from that in the fourth quarter of fiscal 2007 but improved by 0.01% year-on-year.

•	As a result, Consolidated Net Interest Income for the first quarter increased by JPY 2.9 billion from the corresponding period of the previous fiscal year.

*1:	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.
*2:	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government

•	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the first quarter of fiscal 2008 decreased to JPY 61.8 billion by JPY 14.3 billion year-on-year.

•	As for our business with individual customers, fee income associated with the sales of investment trusts and individual annuities for the three-month period decreased on a year-on-year basis, due to stagnant stock market conditions and other factors.

•	As for our business with corporate customers, fee and commission income from solution-related business, foreign exchange business and others decreased. Profits from trust and asset management business of Mizuho Trust & Banking also decreased. Those were against the backdrop of intensified competition among banks and other factors.

2-2

III. Financial Soundness

•	We maintained our financial soundness at a high level with a decline in our NPL Ratio and others.

		June 30, 2008
			Change from March 31, 2008
	(JPY Bn)
Net Deferred Tax Assets (DTAs) (Consolidated)		620.9	24.3
Disclosed Claims under the Financial Reconstruction Law (3 Banks)		1,074.6	-128.6
NPL Ratio		1.40%	-0.21%
Unrealized Gains on Other Securities *[1] (Consolidated)		805.4	164.7

*1:	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

•	The total balance of securitization products and its details as of June 30, 2008 are shown on the table below. Please refer to the attached, “Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures”.

•	We will announce the Capital Adequacy Ratio (as of June 30, 2008) at a later date.

[The group in total]

	[balances on managerial accounting and fair value basis]	June 30, 2008 *[2]
Foreign currency denominated		JPY	0.9Tn (JPY 47Bn)
RMBS, CDO		JPY	0.5Tn (JPY 19Bn)
Yen denominated		JPY	3.2Tn (JPY 225Bn)
Securitization Products		JPY	4.1Tn (JPY 272Bn)

*2	Figures in brackets are the balances of Mizuho Securities including its overseas subsidiaries (all of which are held in trading accounts).

IV. Disciplined Capital Management

•	Issuance of “Non-Dilutive” Preferred Securities

•	In July 2008, we issued JPY 303.0 billion of preferred debt securities through an overseas special purpose subsidiary so as to increase the group’s Tier 1 capital to secure the agility and to improve the flexibility of our capital strategy.

Meanwhile, we redeemed in full preferred debt securities (JPY 118.5 billion and USD 2.6 billion) which became redeemable at the issuer’s option in June 2008.

•	Repurchase and Cancellation of Own Shares (Common Shares)

   [For the Purpose of Offsetting Potential Dilutive Effect of Convertible Preferred Stock]

•	In July 2008, we repurchased our own shares (common shares) of JPY 150.0 billion (283,500 shares). As with the repurchases of our common shares which we have conducted since last year (the cumulative amount of repurchases: JPY 299.9 billion), they were made for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock (JPY 943.7 billion in aggregate issue amount, Initial Conversion Price of JPY 536,700) in consideration of the possibility that the number of shares of our common stock would increase after the commencement of the conversion period (from July 1, 2008).

We plan to cancel all the common shares repurchased, except the shares to be assigned for the exercise of Stock Compensation-type Stock Options (Stock Acquisition Rights) that we plan to issue in the future.

•	We will continue to address the potential dilutive effects described above, aiming to complete the process in about two years, by establishing additional repurchase limits and repurchasing and canceling our own shares based on market conditions, our earnings trends and other factors (Expected total amount of repurchases for this fiscal year is approximately JPY 400 billion, including JPY 150 billion that was already repurchased in July 2008).

2-3

[Reference] Breakdown of Earnings by Business Segment

(3 Banks)

		1Q of FY2008 (Apr. 1 - Jun. 30, 2008)
	(JPY Bn)		Change from 1Q of FY2007
Gross Profits		313.0	-9.0	{	Retail Banking (with individual customers) +2.8 International Banking +1.6
G&A Expenses		-181.0	-1.3
Customer Groups		132.0	-10.3
Gross Profits		28.4	-6.2
G&A Expenses		-45.7	-9.8
Trading & Others		-17.3	-15.8
Gross Profits		341.5	-15.0
G&A Expenses		-226.7	-10.9
Net Business Profits		114.7	-26.0

(Note)	The figures on the above table are shown for reference purposes, based on the internal management data, in line with the management accounting rules for FY2008, and by each business segment

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio, including as a result of the impact of the dislocation in the global financial markets stemming from US subprime mortgage loan issues; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our latest annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-4

Attachment

[Reference] Summary of the impact of the dislocation in the global financial markets on our foreign currency denominated exposures (the group in total)

(Managerial accounting basis)

(Note)	This material is prepared basically in view of the “Leading-Practice Disclosures for Selected Exposures” included in the Financial Stability Forum (FSF) report.

1. Breakdown of foreign currency denominated securitization products

Banking Subsidiaries

		Balances as of Mar. 31, 2008*1		Marks (%) as of Mar. 31, 2008		Balances as of Jun. 30, 2008*1		Marks (%) as of Jun. 30, 2008		Unrealized Gains/Losses as of Jun. 30, 2008		Realized Gains/Losses for 1Q FY2008 (Apr.1-Jun.30, 2008)*1		(Reference)

(JPY Bn, round figures)														Hedged proportions*2
3 Banks (including overseas subsidiaries) = Banking account		(Fair Value)		(=Fair Value/ Face Value)		(Fair Value)		(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products		889		78	*3	894		77		-62		-18	approx.40%
2	ABSCDOs, CDOs		126		51		115		46		-7		-7	approx.20%
3	CDOs backed by RMBS		36		28	*4	30		22		0		-7	—
4	CDOs except above	*5	90		77	*5	85		74		-7		0	approx.20%
5	CDOs backed by claims against corporations	*6	90	*6	77	*6	85	*6	74	*6	-7	*6	0	approx.20%
6	CDOs backed by CMBS		—		—		—		—		—		—	—
7	RMBS		319		86		326		83		-25		-7	approx.50%
8	RMBS with underlying assets in US	*7	—	*7	—	*7	—	*7	—	*7	—	*7	—	—
9	RMBS except above (RMBS with underlying assets mainly in UK and Europe)		319		86		326		83		-25		-7	approx.50%
10	ABS, CLOs and others		444		85		453		87		-30		-4	approx.40%
11	CLOs	*6	195	*6	86	*6	214	*6	92	*6	-18	*6	-2	approx.50%
12	ABS		169		93		156		90		-6		-2	approx.30%
13	CMBS		79		89		83		88		-5		0	approx.50%
14	SIV-related		—		—		—		—		—		—	—

*1	Except for the securitization products which were the reference assets of our securitization schemes for transferring credit risks to third parties (hedged portion), a Reserve for Possible Losses on Investments has been provided since the end of fiscal 2007 against unrealized losses on securitization products related to the discontinuation of business regarding credit investments primarily in Europe, which had been made as an alternative to loans.

The balance of reserve was approximately JPY 52 billion as of Jun. 30, 2008 (the difference from the March-end balance of approximately JPY 46 billion was included in the above Realized Gains/Losses for the first quarter of fiscal 2008).

Since securities were recognized at fair value on the consolidated balance sheet, the relevant balances as of Mar. 31, 2008 and Jun. 30, 2008 were those after being offset by the amount of Reserve for Possible Losses on Investments.

*2	The proportions of balances (fair value) of the securitization products, as of Jun. 30, 2008, which were the reference assets of our securitization schemes (with CDS and other means) for transferring credit risks to third parties until maturity.

In some of the securitization schemes, a portion of credit risk of the reference assets remained with Mizuho Financial Group through our retaining a small first loss position and a portion of senior tranches.

(Reference) CDS* counterparties:

Financial services subsidiary (AA- rating) of a multi-line insurance company: approximately JPY 222 billion

Government-affiliated financial institution (AA- rating): approximately JPY 106 billion

    * Notional amount basis. Ratings were based on the lowest external ratings as of Jun. 30, 2008.

*3	The increase in balance from Mar. 31, 2008 (approximately JPY 5 billion) included approximately JPY 55 billion increase in balance due to foreign exchange translation impact caused by JPY depreciation.
*4	The proportion of US subprime mortgage loan-related assets to the total underlying assets of this CDO was up to approximately 40%. The entire balance (fair value) consisted of Super Senior tranche.
*5	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*6

Re-classified a part of the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 11 as of Jun. 30, 2008, after a review of the definition of each category.

*7	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

2-5

Securities Subsidiaries

(JPY Bn, round figures)		Balances as of Mar. 31, 2008		Marks (%) as of Mar. 31, 2008		Balances as of Jun. 30, 2008		Marks (%) as of Jun. 30, 2008		Realized Gains/Losses for 1Q FY2008 (Apr.1-Jun.30, 2008)
Mizuho Securities (including overseas subsidiaries) =Trading account		(Fair Value)		(=Fair Value/ Face Value)		(Fair Value)		(=Fair Value/ Face Value)
1	Foreign currency denominated securitization products		105		22	*1	47		13		-9
2	ABSCDOs, CDOs		50		18		12		5		-10
3	CDOs backed by RMBS		24		10	*2	12		5		-10
4	Hedged by CDS with a non-investment grade financial guarantor	*3	11	*3	17	*3	6	*3	8	*3	-5
5	CDOs except above	*4, 5	26	*5	83	*5	—	*5	—	*5	0
6	CDOs backed by claims against corporations		16		92		—		—		—
7	Hedged by CDS with a non-investment grade financial guarantor	*3	—	*3	—	*3	—	*3	—	*3	—
8	CDOs backed by CMBS		0		8		—		—		0
9	RMBS		53		27		7		11		0
10	RMBS backed by US subprime mortgage loans		15		31		1		15		-0
11	RMBS except above (RMBS backed by mid-prime loans, prime loans and others)	*6	38	*6	26	*6	6	*6	10	*6	0
12	RMBS backed by mid-prime loans (Alt-A)		19		26		2		10
13	ABS, CLOs and others		2		67		28		91		0
14	CLOs	*5	2	*5	73	*5	27	*5	92	*5	0
15	CMBS		0		43		0		45		0

*1	The decrease in balance from Mar. 31, 2008 included approximately JPY 7 billion increase in balance due to foreign exchange translation impact caused by JPY depreciation.
*2	The proportion of US subprime mortgage loan-related assets to the total underlying assets was approximately 20%. Approximately 60% of the balance (fair value) consisted of Super Senior tranche.
*3	CDO exposures hedged by CDS with a non-investment grade* US financial guarantor (monoline), net of allowances.

* based on external ratings as of Mar. 31, 2008 or Jun. 30, 2008

*4	The entire balance consisted of securitization products backed by original assets (non-securitized assets).
*5

Re-classified the securitization products, which had been categorized in line 5 in the above table as of Mar. 31, 2008, to line 14 as of Jun. 30, 2008, after a review of the definition of each category.

*6	Excluded US government-owned corporation bonds and government-sponsored enterprise bonds (please refer to page 2-8 for the balances of those bonds held by Mizuho Financial Group).

(Reference) Credit Default Swaps related to securitization products (as of Jun. 30, 2008)

—

The notional amount of credit default swaps (CDS*1) referring to securitization products at Mizuho Securities was approximately JPY 381 billion (JPY 366 billion as of Mar. 31, 2008*2), and the fair value of the relevant reference assets (securitization products) was approximately JPY 321 billion (JPY 302 billion as of Mar. 31, 2008*2). NPV, or the estimated amount claimable for the settlement of the CDS, was approximately JPY 39 billion, which was the difference between the notional amount and the fair value (excluding JPY 21 billion that has already been received in cash from a CDS protection seller). (The above included CDS contracts with a US monoline (external ratings as of Jun. 30, 2008: AAA*[3] ), of which the notional amount was approximately JPY 88 billion and the fair value of the relevant reference assets was approximately JPY 81 billion.)

*1	Excluded CDS shown in line 4 and 7 of the above table
*2	These fiscal end figures were shown as corrected from those originally disclosed concerning the results for the fiscal year ended on Mar. 31, 2008 due to miscalculations in the managerial data.
*3	One of the rating agencies is currently reviewing the rating it had granted for possible downgrade as of Jul. 28, 2008.

—	The vast majority of the above CDS contracts were with counterparties with external ratings of “AA” range or higher (as of Jun. 30, 2008), and the relevant reference assets were securitization products backed mainly by claims against corporations.

2-6

(The figures below are rounded to JPY 1 Bn)

2. Other relevant information (June 30, 2008)

Banking Subsidiaries

•	Loans held for sale (for which Reserve for Possible Losses on Sales of Loans was recorded)

•	Approximately JPY 46 billion of Reserve for Possible Losses on Sales of Loans was recorded against approximately JPY 765 billion of loans held for sale associated with overseas LBO and other transactions (Reserve ratio: 5.9%)

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 8.8%, if including the balances of loans held for sale to such obligors and the amounts of both Reserve for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Out of the aforementioned JPY 765 billion, the LBO/MBO related loans held for sale amounted to approximately JPY 645 billion, and the relevant reserve ratio was 6.2%.

(Note)	The figures shown above exclude those related to Intensive Control Obligors or below. The reserve ratio would be 9.6%, if including the balances of loans held for sale to such obligors and the amounts of both Reserve for Possible Losses on Loans and Reserve for Contingencies in relation to the relevant balances.

•	Overseas ABCP program related

•	The total assets of approximately JPY 225 billion acquired by overseas ABCP conduits, for which Mizuho Corporate Bank acted as a sponsor, included approximately JPY 115 billion of securitization products that were backed by credit card receivables, auto lease receivables, and others (of which approximately JPY 26 billion was guaranteed by US monolines as described below). No US subprime mortgage loan-related assets were included.

•	Securitization products and loans guaranteed by US financial guarantors (monolines)

Securitization products guaranteed by US monolines

•	Approximately JPY 26 billion of securitization products backed by auto lease receivables, credit card receivables, and others, included in the acquired assets of the above-mentioned overseas ABCP conduits sponsored by Mizuho Corporate Bank.

Loans guaranteed by US monolines

•	Approximately JPY 19 billion of Mizuho Corporate Bank’s loan commitments to overseas infrastructure projects (of which approximately JPY 10 billion was drawn down). No US subprime mortgage loan-related exposures were included.

Although some of the monolines which provided the above guarantees were rated non-investment grade (based on external ratings), there were no particular concerns about the credit conditions of the aforementioned underlying assets or the projects as of Jun. 30, 2008.

(Note)	For the purpose of reference to the Mizuho Financial Group’s exposures related to US monolines, page 2-6 describes our securities subsidiaries’ exposures to such counterparties of credit default swaps (CDS) referring to securitization products, in addition to the aforementioned transactions of the banking subsidiaries.

•	Investments and loans associated with SIVs

•	All exposures had already been written-off in FY2007.

•	Warehousing loan business* related to US subprime mortgage loans

•	Nil

*	Loans provided to other financial institutions in connection with their structuring of securitization products until such products are sold

•	Loans to mortgage lenders in US (working capital, etc.)

•	Approximately JPY 65 billion (All of the lenders concerned had investment grade ratings, of which approximately 70% had external ratings of “A” range or higher).

2-7

(The figures below are rounded to JPY 1 Bn)

Banking and Securities Subsidiaries

•	US government-owned corporation (Ginnie Mae) bonds and GSE (government-sponsored enterprises: Fannie Mae, Freddie Mac) bonds

    Banking Subsidiaries (Banking Account)

•	The total balance of the above bonds held was approximately JPY 976 billion, with approximately JPY 20 billion of unrealized losses. Out of the total balance, approximately JPY 972 billion was RMBS guaranteed by the Government National Mortgage Association (Ginnie Mae), a corporation wholly-owned by the US government. (Balance held as of Mar. 31, 2008: approximately JPY 1.2 trillion)

    Securities Subsidiaries (Trading Account)

•	The total balance of RMBS, which were issued or guaranteed by the US government-owned corporation or GSE, was minimal (a few hundred million JPY).

•	Approximately JPY 171 billion of the corporate bonds issued by Fannie Mae and Freddie Mac was held for the purpose of, among other things, market-making activities in the US, and all the bonds were subject to mark-to-market accounting so that there were no unrealized losses (the recorded losses in the first quarter of fiscal 2008 were minimal.).

There was no holding of stocks of these entities.

2-8

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE FIRST QUARTER OF FISCAL 2008

1. Income Analysis

    CONSOLIDATED

		(Billions of yen)
		First Quarter of Fiscal 2008	Change	First Quarter of Fiscal 2007	Fiscal 2007
Consolidated Gross Profits	1	423.8	(25.7)	449.6	1,660.9
Net Interest Income	2	253.4	2.9	250.5	1,063.6
Fiduciary Income	3	13.0	(1.2)	14.2	64.3
Credit Costs for Trust Accounts	4	—	—	—	—
Net Fee and Commission Income	5	88.5	(18.7)	107.2	494.5
Net Trading Income	6	(17.4)	(36.4)	19.0	56.1
Net Other Operating Income	7	86.3	27.7	58.6	(17.7)
General and Administrative Expenses	8	(296.4)	(21.2)	(275.2)	(1,124.5)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(26.9)	20.7	(47.7)	(201.7)
Net Gains (Losses) related to Stocks	10	25.5	(22.1)	47.7	253.3
Equity in Income from Investments in Affiliates	11	1.6	(1.4)	3.1	9.0
Other	12	(43.8)	(33.1)	(10.7)	(199.9)

Ordinary Profits	13	83.7	(82.9)	166.7	397.1
Net Extraordinary Gains (Losses)	14	21.4	9.5	11.8	88.9
Reversal of Reserves for Possible Losses on Loans, etc.	15	22.1	12.7	9.4	118.6
Reversal of Reserve for Possible Losses on Investments	16	—	—	—	0.0

Income before Income Taxes and Minority Interests	17	105.2	(73.3)	178.5	486.0
Income Taxes	18	36.7	70.6	(33.8)	(150.7)
Minority Interests in Net Income	19	(9.0)	19.2	(28.2)	(24.0)

Net Income	20	132.9	16.5	116.4	311.2

Credit-related Costs (including Credit Costs for Trust Accounts)	21	(4.7)	33.4	(38.2)	(83.0)

* Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15] + Credit Costs for Trust Accounts [4]

Consolidated Net Business Profits	22	127.0	(39.1)	166.2	511.1
* Consolidated Net Business Profits [22] =	Consolidated Gross Profits[1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	147	11	136	146
Number of affiliates under the equity method	24	23	2	21	21

3-1

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

		(Billions of yen)
		First Quarter of Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change	First Quarter of Fiscal 2007	Fiscal 2007
Gross Profits	1	197.4	110.5	33.5	341.5	(15.0)	356.6	1,721.8
Net Interest Income	2	146.4	65.4	13.5	225.4	(1.3)	226.8	954.0
Fiduciary Income	3			12.5	12.5	(1.3)	13.9	63.0
Credit Costs for Trust Accounts	4			—	—	—	—	—
Net Fee and Commission Income	5	35.4	21.2	5.1	61.8	(14.3)	76.1	351.7
Net Trading Income	6	(26.8)	(18.1)	0.3	(44.5)	(27.0)	(17.4)	368.9
Net Other Operating Income	7	42.3	41.8	1.9	86.2	29.0	57.1	(15.8)
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(138.8)	(64.4)	(23.5)	(226.7)	(10.9)	(215.7)	(860.1)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	58.6	46.1	10.0	114.7	(26.0)	140.8	861.7
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	3.4	—	—	3.4	(0.9)	4.4	(12.0)

Net Business Profits	11	62.1	46.1	10.0	118.2	(27.0)	145.2	849.6
Net Gains (Losses) related to Bonds	12	3.3	6.8	2.1	12.4	5.5	6.9	84.7
Net Non-Recurring Gains (Losses)	13	(31.6)	(44.5)	(2.1)	(78.3)	(45.6)	(32.6)	(177.2)
Net Gains (Losses) related to Stocks	14	24.1	(3.3)	0.7	21.4	(23.2)	44.7	240.1
Expenses related to Portfolio Problems	15	(41.9)	(3.1)	(0.9)	(45.9)	13.1	(59.1)	(214.8)
Other	16	(13.8)	(38.0)	(1.9)	(53.8)	(35.5)	(18.2)	(202.5)

Ordinary Profits	17	30.5	1.5	7.8	39.9	(72.7)	112.6	672.3
Net Extraordinary Gains (Losses)	18	(1.7)	38.3	5.2	41.8	22.8	19.0	(342.7)
Reversal of Reserves for Possible Losses on Loans, etc.	19	3.2	30.9	5.7	39.9	23.2	16.6	134.3
Reversal of Reserve for Possible Losses on Investments	20	0.2	—	—	0.2	0.2	—	—

Income before Income Taxes	21	28.7	39.8	13.1	81.7	(49.9)	131.6	329.6
Income Taxes	22	6.4	37.0	(0.0)	43.4	59.8	(16.3)	(136.1)

Net Income	23	35.2	76.8	13.0	125.1	9.9	115.2	193.5

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(35.2)	27.7	4.8	(2.5)	35.4	(38.0)	(92.5)

* Credit-related Costs [24] =	Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19] + Credit Costs for Trust Accounts [4]

3-2

Mizuho Financial Group, Inc.

2. Unrealized Gains/Losses on Securities

CONSOLIDATED

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2008				As of March 31, 2008				As of June 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	32,297.0	799.6	1,524.2	724.5	32,576.8	677.8	1,286.5	608.7	33,601.9	2,370.5	2,933.4	562.9
Japanese Stocks	4,512.8	1,331.2	1,488.9	157.6	4,126.6	976.7	1,188.0	211.3	6,080.3	2,797.5	2,852.9	55.3
Japanese Bonds	17,048.6	(202.8)	1.7	204.5	17,458.8	(98.1)	21.6	119.7	17,567.4	(225.9)	0.7	226.7
Other	10,735.6	(328.7)	33.6	362.3	10,991.2	(200.7)	76.9	277.6	9,954.1	(201.1)	79.7	280.8

Notes:

1.	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased,” and certain items in “Other Assets” are also included.
2.	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the (quarterly) consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the (quarterly) consolidated balance sheet date.
3.	Unrealized Gains/Losses include ¥(5.7) billion, ¥(75.5) billion and ¥37.2 billion, which were recognized in the statement of income for the First quarter of Fiscal 2008 and 2007, and for the fiscal year ended March 31, 2008, respectively, by applying the fair-value hedge method and other.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of June 30, 2008				As of March 31, 2008				As of June 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	516.4	2.1	2.5	0.3	778.8	4.9	5.0	0.0	1,154.0	(9.6)	—	9.6

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2008				As of March 31, 2008				As of June 30, 2007
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	12,669.3	(36.5)	195.8	232.3	14,669.2	0.0	204.1	204.1	13,012.4	355.5	505.3	149.7
Japanese Stocks	991.2	98.9	190.8	91.8	947.0	63.3	177.5	114.1	1,401.5	464.5	490.6	26.1
Japanese Bonds	8,513.7	(84.7)	0.5	85.3	10,383.0	(46.6)	10.3	56.9	10,724.1	(98.5)	0.2	98.8
Other	3,164.2	(50.7)	4.4	55.1	3,339.1	(16.6)	16.3	32.9	886.6	(10.4)	14.3	24.8
MHCB
Other Securities	17,588.1	680.8	1,133.9	453.1	15,580.2	522.8	903.2	380.3	18,183.7	1,745.0	2,114.9	369.8
Japanese Stocks	3,174.7	1,034.1	1,103.1	68.9	2,846.8	730.1	839.0	108.8	4,220.8	2,025.5	2,054.2	28.6
Japanese Bonds	7,419.4	(84.5)	0.9	85.4	5,867.9	(29.1)	7.1	36.2	5,544.6	(94.3)	0.4	94.7
Other	6,993.8	(268.8)	29.9	298.7	6,865.4	(178.1)	57.0	235.2	8,418.2	(186.1)	60.2	246.4
MHTB
Other Securities	1,614.4	90.6	134.8	44.2	1,745.7	79.0	118.9	39.9	1,711.8	187.5	230.5	43.0
Japanese Stocks	318.6	129.2	134.1	4.9	292.0	102.0	109.7	7.6	415.5	225.7	227.1	1.4
Japanese Bonds	913.9	(33.4)	0.2	33.6	916.8	(22.8)	3.6	26.5	1,035.9	(32.4)	0.0	32.4
Other	381.8	(5.1)	0.5	5.7	536.7	(0.2)	5.5	5.7	260.3	(5.7)	3.3	9.1
Total
Other Securities	31,871.8	734.9	1,464.6	729.7	31,995.2	601.9	1,226.3	624.4	32,908.0	2,288.1	2,850.8	562.6
Japanese Stocks	4,484.6	1,262.4	1,428.0	165.6	4,085.9	895.6	1,126.3	230.7	6,038.0	2,715.8	2,772.0	56.2
Japanese Bonds	16,847.2	(202.7)	1.7	204.4	17,167.8	(98.6)	21.0	119.7	17,304.7	(225.3)	0.7	226.0
Other	10,539.9	(324.7)	34.8	359.6	10,741.3	(195.0)	78.9	274.0	9,565.2	(202.3)	78.0	280.3

Notes:

1.	In addition to securities, NCDs and certain items in other debt purchased are also included.
2.	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.
3.	Unrealized Gains/Losses include ¥(5.7) billion, ¥(75.5) billion and ¥37.2 billion, which were recognized as Income/Losses for the First quarter of Fiscal 2008 and 2007, and for the fiscal year ended March 31, 2008, respectively, by applying the fair-value hedge method and other.

3-3

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of June 30, 2008				As of March 31, 2008				As of June 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	516.4	2.1	2.5	0.3	778.8	4.9	5.0	0.0	1,154.0	(9.6)	—	9.6
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	516.4	2.1	2.5	0.3	778.8	4.9	5.0	0.0	1,154.0	(9.6)	—	9.6

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of June 30, 2008				As of March 31, 2008				As of June 30, 2007
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	88.2	1.4	1.4	—	88.2	(6.5)	—	6.5	67.0	72.0	72.0	—
MHCB	29.9	14.5	14.5	—	29.9	9.0	9.0	—	11.6	40.9	40.9	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	118.2	15.9	15.9	—	118.2	2.5	9.0	6.5	78.7	113.0	113.0	—

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), Unrealized Gains/Losses were recognized as Income/Losses by applying the fair-value hedge method and other.

They were excluded from Unrealized gains/Losses on Other Securities.

These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2008			As of March 31, 2008	As of June 30, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2008	Change from June 30, 2007
Other Securities	805.4	164.7	(1,640.5)	640.6	2,446.0
Japanese Stocks	1,331.2	354.5	(1,466.3)	976.7	2,797.5
Japanese Bonds	(232.1)	(107.4)	(4.1)	(124.7)	(228.0)
Other	(293.6)	(82.2)	(170.1)	(211.3)	(123.4)

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2008			As of March 31, 2008	As of June 30, 2007
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from March 31, 2008	Change from June 30, 2007
Other Securities	740.7	175.9	(1,622.9)	564.7	2,363.7
Japanese Stocks	1,262.4	366.7	(1,453.4)	895.6	2,715.8
Japanese Bonds	(232.0)	(106.7)	(4.6)	(125.2)	(227.4)
Other	(289.6)	(84.0)	(164.9)	(205.6)	(124.7)

3-4

Mizuho Financial Group, Inc.

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2008			As of March 31, 2008			As of June 30, 2007
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	72.2	143.7	(71.5)	93.6	129.8	(36.1)	86.2	212.3	(126.0)
MHCB	484.3	519.8	(35.4)	604.0	519.7	84.2	424.7	583.1	(158.4)
MHTB	49.6	50.0	(0.4)	54.4	47.0	7.4	48.6	52.5	(3.9)

Total	606.2	713.7	(107.4)	752.1	696.6	55.4	559.6	848.1	(288.4)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-5

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

CONSOLIDATED

	(Billions of yen)
	As of June 30, 2008	Change from March 31, 2008	Change from June 30, 2007	As of March 31, 2008	As of June 30, 2007
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	192.9	38.6	46.7	154.2	146.1
Claims with Collection Risk	440.1	60.7	(107.5)	379.3	547.6
Claims for Special Attention	491.2	(212.5)	(162.1)	703.7	653.3

Total	1,124.2	(113.1)	(222.8)	1,237.4	1,347.1

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0	0.0	—
Claims with Collection Risk	3.1	(0.0)	(4.4)	3.1	7.6
Claims for Special Attention	—	—	(0.1)	—	0.1

Total	3.1	(0.0)	(4.6)	3.1	7.7

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	192.9	38.6	46.7	154.3	146.1
Claims with Collection Risk	443.2	60.7	(111.9)	382.5	555.2
Claims for Special Attention	491.2	(212.5)	(162.2)	703.7	653.4

Total	1,127.4	(113.1)	(227.4)	1,240.5	1,354.8

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

3-6

Mizuho Financial Group, Inc.

NON-CONSOLIDATED

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of June 30, 2008	Change from March 31, 2008	Change from June 30, 2007	As of March 31, 2008	As of June 30, 2007
Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	174.7	37.4	44.4	137.3	130.3
Claims with Collection Risk	433.9	58.4	(113.0)	375.5	546.9
Claims for Special Attention	465.9	(224.5)	(176.4)	690.4	642.3
Sub-total [1]	1,074.6	(128.6)	(245.0)	1,203.2	1,319.6
NPL ratio [1]/[2]	1.40%	(0.21)%	(0.32)%	1.61%	1.73%
Normal Claims	75,505.7	2,348.5	577.1	73,157.1	74,928.5

Total [2]	76,580.3	2,219.9	332.1	74,360.4	76,248.2

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	121.8	22.2	44.7	99.5	77.1
Claims with Collection Risk	334.4	22.7	9.8	311.7	324.6
Claims for Special Attention	230.3	(9.0)	(11.1)	239.4	241.5
Sub-total [3]	686.7	35.9	43.4	650.8	643.3
NPL ratio [3]/[4]	1.87%	0.10%	0.14%	1.77%	1.73%
Normal Claims	35,848.2	(157.6)	(691.2)	36,005.9	36,539.5

Total [4]	36,535.0	(121.6)	(647.7)	36,656.7	37,182.8

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	21.9	13.5	(0.3)	8.3	22.3
Claims with Collection Risk	87.8	34.4	(118.0)	53.4	205.9
Claims for Special Attention	224.6	(185.8)	(84.3)	410.5	309.0
Sub-total [5]	334.4	(137.8)	(202.8)	472.2	537.3
NPL ratio [5]/[6]	0.91%	(0.46)%	(0.62)%	1.38%	1.54%
Normal Claims	36,104.9	2,509.8	1,806.5	33,595.0	34,298.3

Total [6]	36,439.4	2,372.0	1,603.7	34,067.3	34,835.6

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	30.9	1.6	0.1	29.3	30.8
Claims with Collection Risk	8.4	1.2	(0.2)	7.1	8.7
Claims for Special Attention	10.8	(29.6)	(80.8)	40.4	91.6
Sub-total [7]	50.2	(26.7)	(81.0)	77.0	131.2
NPL ratio [7]/[8]	1.40%	(0.73)%	(1.73)%	2.14%	3.13%
Normal Claims	3,517.1	(2.3)	(531.6)	3,519.4	4,048.7

Total [8]	3,567.3	(29.1)	(612.6)	3,596.4	4,180.0

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.0	(0.0)	0.0	0.0	—
Claims with Collection Risk	3.1	(0.0)	(4.4)	3.1	7.6
Claims for Special Attention	—	—	(0.1)	—	0.1
Sub-total [9]	3.1	(0.0)	(4.6)	3.1	7.7
NPL ratio [9]/[10]	8.18%	0.27%	(7.41)%	7.90%	15.60%
Normal Claims	35.3	(1.3)	(6.5)	36.7	41.9

Total [10]	38.5	(1.3)	(11.1)	39.9	49.7

Note:

1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
2.	NPL : Non-Performing Loans

3-7

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

NON-CONSOLIDATED

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2008	Change from March 31, 2008	Change from June 30, 2007	As of March 31, 2008	As of June 30, 2007
MHBK	55,732.2	1,252.6	1,920.3	54,479.6	53,811.8
MHCB	19,356.3	(242.3)	(63.7)	19,598.6	19,420.0
MHTB	2,766.3	69.4	(205.5)	2,696.8	2,971.9

Total	77,854.9	1,079.6	1,651.0	76,775.2	76,203.8

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2008	Change from March 31, 2008	Change from June 30, 2007	As of March 31, 2008	As of June 30, 2007
MHBK	55,729.4	1,340.6	1,978.2	54,388.7	53,751.2
Individual deposits	32,706.3	672.2	1,192.1	32,034.0	31,514.1
MHCB	9,283.1	(1,097.6)	(131.9)	10,380.8	9,415.1
Individual deposits	9.0	3.3	3.8	5.7	5.2
MHTB	2,765.2	72.8	(190.8)	2,692.3	2,956.1
Individual deposits	1,876.1	35.0	69.1	1,841.0	1,807.0

Total	67,777.8	315.9	1,655.3	67,461.9	66,122.5
Individual deposits	34,591.5	710.6	1,265.1	33,880.8	33,326.3

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of June 30, 2008	Change from March 31, 2008	Change from June 30, 2007	As of March 31, 2008	As of June 30, 2007
MHBK	33,625.9	(119.8)	(308.3)	33,745.8	33,934.3
MHCB	30,367.9	1,928.2	1,210.9	28,439.6	29,156.9
MHTB	3,451.1	(30.1)	(599.8)	3,481.3	4,051.0

Total	67,445.0	1,778.2	302.6	65,666.7	67,142.3

Note:	Loans to MHFG are included as follows:
As of June 30, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)
As of June 30, 2007: ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)
As of March 31, 2008: ¥1,000.0 billion (from MHBK ¥500.0 billion; from MHCB ¥500.0 billion)

(3)	Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

	(%)
		First Quarter of Fiscal 2008 ( For the three months )	Change	First Quarter of Fiscal 2007 ( For the three months )	Fiscal 2007
MHBK
Return on Loans and Bills Discounted	1	1.84	0.02	1.82	1.86
Cost of Deposits and Debentures	2	0.28	0.05	0.23	0.25
Loan and Deposit Rate Margin [1]-[2]	3	1.55	(0.02)	1.58	1.60
MHCB
Return on Loans and Bills Discounted	4	1.33	0.05	1.27	1.32
Cost of Deposits and Debentures	5	0.52	0.06	0.46	0.50
Loan and Deposit Rate Margin [4]-[5]	6	0.81	(0.00)	0.81	0.81
Total
Return on Loans and Bills Discounted	7	1.66	0.03	1.62	1.67
Cost of Deposits and Debentures	8	0.34	0.05	0.28	0.31
Loan and Deposit Rate Margin [7]-[8]	9	1.32	(0.01)	1.34	1.35
Notes: 1. Return on Loans and Bills Discounted excludes loans to MHFG.
2. Deposits and Debentures include NCDs.

After excluding Loans to Deposit Insurance Corporation of Japan and the Japanese government.

Total
Return on Loans and Bills Discounted	10	1.80	0.07	1.73	1.78
Loan and Deposit Rate Margin [10]-[8]	11	1.46	0.01	1.44	1.46

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